                                                                      EXHIBIT 17



                               EXECUTIVE COMPENSATION

The following table sets forth the compensation paid or accrued by the Company to the Chief Executive Officer and the only other officer of the Company who received compensation in excess of $100,000 for services rendered to the Company in all capacities during the three fiscal years ended
December 31, 1996, 1995 and 1994.



                                     SUMMARY COMPENSATION TABLE

                                                                                Long-Term
                                                                              Compensation
                                                                              ------------
                                            Annual Compensation                 Shares of
                              ----------------------------------------------- Common Stock
                                                                 Other Annual  Underlying      All
Name and Principal            Fiscal Year    Salary     ($)Bonus  ($)Compen-                   Other
Position                                                            sation      Warrants(#)    Comp.

Charles D. Tourtellotte       1996          250,000        ---        ---     125,000(1)        ---
Chairman of the Board         1995          180,000        ---        ---      48,860(4)    125,000(2)
and President                 1994          180,000        ---        ---         ---           ---

J.D. Finley                   1996          175,000        ---        ---     125,000(1)        ---
Executive Vice President      1995          120,000        ---        ---      48,860(4)        ---
and Chief Financial Officer   1994           30,000 (2)    ---        ---         ---           ---


(1)  See table "Warrant/Option/SAR Grants in Last Fiscal Year" below.

(2) Mr. Tourtellotte is entitled to receive $125,000 of compensation upon receipt by the Company of the $125,000 contingent portion of its fee in connection with the development of Illinois Center Golf. This $125,000 is payable by Illinois Center Golf Partners, L.P. ("ICGP") upon the complete repayment of capital to the limited partner investors, plus a preferred return of 15% per annum. Because of this financial structure, this payment is not expected to be received before 1999, if at all.

(3)  Mr. Finley joined the Company in September 1994.


    WARRANT/OPTION/SAR GRANTS IN LAST FISCAL YEAR  Individual Grants   Percentage of Total Number of Warrants / Securities
Options Underlying Granted to Exercise Warrants / Employees of Base Options in Fiscal Price Name Granted     Year

($/sh)   Expiration Date   Charles D.  Tourtellotte   125,000       38%    $6.00      September 15, 2006
                           J.D. Finley                125,000       38%    $6.00      September 15, 2006


None of Mr. Tourtellotte's or Mr. Finley's warrants described above are vested and exercisable as of the date hereof. Subject to a lock-up of the underwriters of the Company's initial public offering, these warrants vest and are exercisable as follows: the first 20% upon the closing market price of the Common Stock exceeding $7.20 per share for a period of five consecutive trading days; the next 20% upon the closing market price of the Common Stock exceeding $8.40 per share for a period of five consecutive trading days; the next 20% upon the closing market price of the Common Stock exceeding $9.60 per share for a period of five consecutive trading days; the next 20% upon the closing market price of the Common Stock exceeding $10.80 per share for a period of five consecutive trading days; and the last 20% upon the closing market price of the Common Stock exceeding $12.00 per share for a period of five consecutive trading days. The vesting schedule described above is referred to herein as the "Executive Option Plan Vesting Schedule."


AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR AND FY-END                        OPTION/SAR VALUES                   Number of
Securities        Value of Unexercised                 Underlying Unexercised      In-the-Money Options                Options at
Dec. 31, 1996       at Dec. 31, 1996

Name                   Exercisable/Unexercisable  Exercisable/Unexercisable
Charles Tourtellotte      36,645 / 137,215          $147,312 / $80,354
J.D. Finley               40,228 / 137,215          $161,717 / $80,354

                                  EMPLOYMENT CONTRACTS

Charles D. Tourtellotte. Effective January 1, 1996, Mr. Tourtellotte entered into a three-year employment agreement to serve as President of the Company, which expires December 31, 1998. Such agreement provides for an annual salary of $250,000, payable semi-monthly in arrears, plus such bonuses as the Board of Directors of the Company may from time to time approve. The agreement provides for certain athletic club memberships and allowances for an automobile, parking and other perquisites as from time to time are made available to the Company's executive officers. The agreement is terminable by the Company for "Cause," which includes conduct which causes material harm to the Company, willful and continued absence of employee (other than by reason of disability or death), employee's abandonment of his duties and responsibilities, conviction of the employee for a felony involving moral turpitude or fraud, misappropriation or embezzlement of corporate funds. The agreement also has a non-compete clause for a period of one year immediately following the cancellation or termination of the agreement for any reason. In the event of termination by reason of death or disability and provided the Company has not otherwise provided Mr. Tourtellotte with life or disability insurance or other benefit plan for such occurrence, the Company is required to pay Mr. Tourtellotte or his estate severance pay equal to six months' salary.

J.D. Finley. Effective January 1, 1996, Mr. Finley entered into a three-year employment agreement to serve as Executive Vice President and Chief Financial Officer of the Company, which expires December 31, 1998. Such agreement provides a salary to Mr. Finley of $175,000 per year, plus such bonuses as the Board of Directors of the Company may from time to time approve. The agreement provides for payment of monthly dues for membership at a country club and an allowance for a cellular phone, parking and other perquisites as from time to time are made available by the Company to its executive officers. The agreement is terminable by the Company for "Cause" as described above. The agreement also has a non-compete clause effective for a period of one year immediately following the cancellation or termination of the agreement. In the event of termination by reason of death or disability and provided the Company has not otherwise provided Mr. Finley with life or disability insurance or other benefit plan for such occurrence, the Company is required to pay Mr. Finley or his estate severance pay equal to six months' salary.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following information is as of April 30, 1997.

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

                    Name and             Amount and                  address of
         nature of  Title of      of beneficial           beneficial
Percent of  Class             owner               ownership       of class(1)
Common    Charles Tourtellotte      734,482 shares(2)     27.7%
            MetroGolf Incorporated
            1999 Broadway
            Suite 2435
            Denver, CO 80202

Common    John W. McCall,           211,000 shares (3)      9.54% et al.,
Investment Group  c/o John W. McCall
                  Round Hill Securities
                  3201 Danville Blvd.,  #100
                  Alamo, CA  94507

 (1) Does not include (i) the 567,875 shares issuable upon conversion of the notes and warrants issued in connection with the acquisition of the limited partnership interests in ICGP and GCGP, (ii) the 117,500 shares issuable upon
conversion of the   warrants issued to the underwriters of the Company's initial public offering ("Representative's Warrants"), (iii) $962,500 aggregate principal amount of PP Notes convertible at 50% of then market price, (iv) 167,000 shares of Common Stock available for future grant under the Stock Option Plan, or (v) the stock options for 250,000 shares issued to Messrs. Tourtellotte and Finley under the Executive Option Plan which vest according to the Executive Option Vesting Schedule. (2) Includes 685,622 primary shares and 48,860 vested warrants. (3) Reflects shares reported in Schedule 13D filed on April 15, 1997.

SECURITY OWNERSHIP OF MANAGEMENT



Primary      Warrants   Total% of Common
Beneficial   Owner      Shares Held     Vested    Unvested       Holdings          Stock Owned (1)

Charles Tourtellotte,         685,622        48,860    125,000   859,482        29.6%
President  J.D. Finley,         6,050        52,443    125,000   183,493         7.0%
Executive Vice President
  Craig Sloan                   2,420         2,420                              0.1%
Vice President - Operations
  Mike McGetrick, Director      5,000         5,000                              0.2%
  Robert Winsor, IV, Director   5,000         5,000                              0.2%
  Ernie Banks, Director         8,152         8,152                              0.3%
  Jack Lasday, Director       ________       13,206    13,206                    0.5%

All Officers and Directors
    as a Group                694,092        94,155   258,506    1,076,753      31.8%

________________

(1) Does not include (i) the 567,875 shares issuable upon conversion of the notes and warrants issued in connection with the acquisition of the limited partnership interests in ICGP and Goose Creek Golf Partners Limited Partnership ("GCGP"), (ii) the 117,500 shares issuable upon conversion of the Representative's Warrants, (iii) $962,500 aggregate principal amount of PP Notes convertible at 50% of then market price, or (iv) 167,000 shares of Common Stock available for future grant under the Stock Option Plan. Includes the stock options issued to Messrs. Tourtellotte and Finley under the Executive Option Plan.

                     CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Charles Tourtellotte, President of the Company is indebted to the Company in the amount of $84,901 as of May 9, 1997. From time to time, the Company has made loans to Mr. Tourtellotte against deferred compensation or in anticipation, but in advance, of Mr. Tourtellotte earning bonus or other extraordinary compensation. Such loans were made for the bona fide business purposes of inducing Mr. Tourtellotte to continue to devote substantial time to the Company and allowing the Company to continue to defer payment of his compensation thus increasing the Company's available cash. These loans are evidenced by a note agreement. The note bears interest at 8% per annum and is due on demand. The total original principal amount of these loans is $152,638 and as of May 9, 1997, the outstanding balance on the note was $84,901. Mr. Tourtellotte has paid the required amounts under the loans when due. Mr. Tourtellotte's employment contract also specifies that any unpaid balance on the note must be repaid from the $125,000 Mr. Tourtellotte may receive upon receipt of the contingent portion of the Company's development fee for Illinois Center Golf described under "Executive Compensation." This $125,000 is payable by ICGP upon the complete repayment of capital to the limited partner investors, plus a preferred return of 15% per annum. Because of this financial structure, this payment is not expected to be received before 1999, if at all. Any further loans to Mr. Tourtellotte will be approved by the Board of Directors and will be made only if the aggregate of Tall outstanding loans do not exceed the amount of reasonably anticipated compensation owed to him, which may include the balance of the $125,000 of deferred compensation referred to above. Mr. Tourtellotte has personally guaranteed approximately $5.12 million of indebtedness of ICGP and GCGP, two subsidiaries of the Company.